PROSPECTUS SUPPLEMENT NO. 2	Filed Pursuant to Rule 424(b)(3)
(to prospectus dated August 5, 2021.)	Registration No. 333-258325

Up to 53,211,039 Shares of Common Stock

This prospectus supplement no. 2 (this “prospectus supplement”) amends and supplements the prospectus dated August 5, 2021 (as supplemented or amended from time to time, the “Prospectus”) which forms a part of our Registration Statement on Form S-1 (Registration Statement No. 333-258325). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 28, 2021 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common stock is listed on The NASDAQ Stock Market LLC under the symbols “PNT”. On September 24, 2021, the closing price of our common stock was $8.59 per share.

Investing in our securities involves risks that are described in the “Risk Factors” section beginning on page 13 of the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is September 28, 2021.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): September 28, 2021 (September 24, 2021)

POINT BIOPHARMA GLOBAL INC.

(Exact name of registrant as specified in its charter)

Delaware	001-39311	85-0800493
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

4850 West 78th Street, Indianapolis, IN	46268
(Address of principal executive offices)	(Zip Code)

(647) 812-2417

Registrant’s telephone number, including area code

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	PNT	The Nasdaq Capital Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01	Entry into a Material Definitive Agreement.

On September 24, 2021, POINT Biopharma Inc., a Delaware corporation (“POINT”) and wholly-owned subsidiary of POINT Biopharma Global Inc., a Delaware corporation (the “Company”), entered into a third amendment (the “Third Amendment”) to that certain Exclusive Sublicense Agreement, dated April 2, 2020, between POINT and Bach Biosciences, LLC, a Delaware limited liability company (the “Bach Biosciences”), as amended by the First Amendment to Exclusive Sublicense Agreement, dated April 14, 2020, and the Second Amendment to Exclusive Sublicense Agreement, dated January 5, 2021 (collectively, the “Sublicense Agreement”).

The Sublicense Agreement grants to POINT an exclusive, sublicensable, worldwide license under Bach Biosciences’ patent rights to use, develop, manufacture and commercialize any products arising from the licensed technology. Under the Sublicense Agreement, the Company is responsible for the costs of all preclinical and clinical development activities during the preclinical and clinical development phase of the collaboration.

Pursuant to the Third Amendment, the Company exercised its option (the “Commercialization Option”) under the Sublicense Agreement to acquire a worldwide exclusive, royalty bearing license to commercialize any products and processes from uses of patent rights for FAP-targeted radiopharmaceuticals. The Third Amendment also amended the Sublicense Agreement to provide POINT with the first option (the “Invention Option”) to acquire a worldwide exclusive royalty bearing license to Bach Biosciences’ patent rights, materials and know-how with respect to new inventions directed to FAP-targeted radiopharmaceuticals. As partial consideration for the exercise of the Commercialization Option and the grant of the Invention Option under the Third Amendment, POINT paid to Bach Sciences, upon execution of the Sublicense Agreement, an upfront payment of $600,000 and, in connection with execution of the Third Amendment, an option exercise fee of $3,250,000. POINT is also required to make regular quarterly contributions up to a specified amount to Bach Sciences’ specified research and development until June 1, 2022 and October 1, 2022, in each case, commencing on October 1, 2021. The Sublicense Agreement also requires that POINT will be required to make aggregate milestone payments of up to $8,000,000 to Bach Biosciences upon the achievement of specified development and regulatory milestones and up to $38,000,000 upon the achievement of specified sales milestones. Pursuant to the Third Amendment, POINT also acquired a right of first negotiation to future radiopharmaceuticals (which are not FAPi radiopharmaceuticals inventions or other inventions subject to the Invention Option) owned or controlled by Bach Biosciences.

The Third Amendment also amends the sublicense fees and reimbursable expenses payable by POINT under the Sublicense Agreement. As amended, the sublicense fee ranging from low-teens to mid-twenties to be paid by POINT based upon income and other benefits received with respect to sublicenses by POINT and its affiliates of the licensed patents will be determined for each distinct licensed product or related family of licensed products. In addition, the Third Amendment provides that, in addition to reimbursement of ongoing patent expenses, for the patents with respect to which POINT exercised its Commercialization Option, POINT will also reimburse Bach Biosciences for all sunk patent expenses up to a specified maximum amount per patent application family having a common priority date incurred by Bach Biosciences prior to the exercise of such option by POINT. The Sublicense Agreement also obligates POINT to reimburse Bach Biosciences for all costs and expenses incurred related to the development, manufacture, regulatory approval and commercialization of all licensed products.

POINT has the right to terminate the Sublicense Agreement, subject to a prior written notice of 90 days to Bach Biosciences. If POINT or Bach Biosciences fails to comply with any of its obligations or otherwise breaches the agreement, the other party may terminate the agreement. The Sublicense Agreement will expire upon the cessation of commercialization of the last licensed product by POINT.

Item 8.01	Other Events.

The Company issued a press release announcing the exercise of the Commercialization Option on September 28, 2021. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and incorporated herein by reference.

Item 9.01.	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit Number	Description
99.1	Press Release by POINT Biopharma Global Inc. dated September 28, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 28, 2021	POINT BIOPHARMA GLOBAL INC.

	By:	/s/ Bill Demers
	Name:	Bill Demers
	Title:	Chief Financial Officer

Exhibit 99.1

POINT Biopharma Releases New Data and Exercises Option for Best-in-Class FAP Inhibitor

Unique FAP targeting warhead combined with Actinium-225 or Lutetium-177 demonstrated complete tumor regression and long-term survival in preclinical models

Initiation of a Phase 1 therapeutic clinical trial planned for 1H2022

September 28th, 2021 – INDIANAPOLIS, INDIANA – POINT Biopharma Global Inc. (NASDAQ: PNT), a company accelerating the discovery, development, and global access to life changing radiopharmaceuticals, today released additional preclinical data from its fibroblast activation protein-alpha (FAP-alpha) inhibitor program called PNT2004. The new data demonstrates best-in-class characteristics including rapid and persistent tumor targeting with very low retention in normal tissues. Over the duration of the preclinical study, complete tumor regression and prolonged survival were observed. Based on this exciting preclinical data, the Company exercised its option on the technology and amended the exclusive global licensing agreement with Bach Biosciences providing the Company with the opportunity to further expand uses with the highly FAP specific D-Ala-boroPro inhibitor as a targeting warhead.

FAP-alpha is a serine protease highly expressed in over 90% of epithelial tumors on cancer associated fibroblasts (CAFs) which drive tumor progression and resistance to chemo and immunotherapy. FAP is expressed during development but is absent in adult tissues, making it a compelling target. The clinical candidate in the PNT2004 program, PNT6555, is a D-ala-boroPro based FAP targeting radioligand. D-ala-boroPro is a potent and selective FAP inhibitor that has superior tumor retention and normal tissue clearance. In animal studies PNT6555 has successfully delivered large doses of radiation to tumors while limiting dose to non-target tissues. PNT6555 showed >26,000-fold selectivity for FAP over the closely related enzyme DPP4, which is broadly expressed in normal tissues, including kidneys. The Company believes the high level of selectivity will result in very precise delivery of radiation to tumors during treatment.

“We believe Pan-cancer radiopharmaceuticals like our PNT2004 program are going to play a key role in the future of precision oncology.” said Dr. Joe McCann, Chief Executive Officer of POINT Biopharma. “For over a century radiation has been used to treat cancer. A precision radiopharmaceutical that can deliver radiation directly to most solid tumors, while sparing healthy tissue, would be a game changer with both mono and combination therapy opportunities. We are therefore very enthusiastic about the new data and expanded licensing agreement with Bach Biosciences. Looking ahead, we are well underway with the IND enabling studies and clinical design and expect to submit an IND in 1H2022.”

“An ideal radiopharmaceutical “sticks” to tumors but is flushed out of healthy tissue quickly,” said Dr. Neil Fleshner, Chief Medical Officer of POINT Biopharma, “as the longer the radioisotope stays in the tumor, the more DNA damage it can inflict. The tricky part is getting the radioisotope to remain in only the tumor tissue – and that is where PNT2004 really shines. PNT2004’s preclinical data demonstrates the desirable quality of sticking in tumor tissue while being flushed from healthy tissue. This is a tremendously exciting program, and we look forward to continue working with leading physicians and scientists to develop a Phase 1 protocol.”

“We are proud to expand our agreement with POINT and believe they are well-equipped to leverage our FAP-alpha inhibitor-targeting technology to develop the next generation of safer and more efficacious radiopharmaceuticals,” said Dr. William Bachovchin, Chief Executive Officer of Bach Biosciences and Professor of Molecular & Chemical Biology at Tufts University. “I believe that this technology holds great potential for the precision treatment of a variety of solid tumor cancers, as it is differentiated from others with respect to having superior FAP-selectivity and in vivo PK/PD properties, and POINT is the right partner to make it happen.  I look forward to a continuing collaboration with POINT to develop PNT2004 and as well as other radioligand treatments to achieve our mutual goal of bringing effective therapies to patients.”

Data Summary:

68Ga-PNT6555 demonstrated fast tumor targeting and good tumor retention with low accumulation in other organs. 177Lu-PNT6555 demonstrated prolonged tumor retention and rapid clearance in normal tissues. 177Lu-PNT6555 showed compelling dose responsive anti-tumor efficacy, with 100% (6/6) of mice dosed at 60MBq and 50% (3/6) of mice dosed at 30MBq achieving tumor free survival at 80 days post-injection. Similarly, 225Ac-PNT6555 also showed anti-tumor efficacy, with 67% (4/6) mice dosed at 50kBq achieving tumor free survival at 70 days post-injection.

About POINT Biopharma

POINT Biopharma Global Inc. is a globally focused radiopharmaceutical company building a platform for the clinical development and commercialization of radioligands that fight cancer. POINT Biopharma Global Inc. is combining a portfolio of best-in-class radiopharmaceutical assets, a seasoned management team, expertise in radioisotopes such as Actinium-225 (Ac-225) and Lutetium-177 (Lu-177), and industry-leading manufacturing capabilities and supply chain to revolutionize theragnostic drug development and radioligand commercialization. Learn more about POINT Biopharma Global Inc. at https://www.pointbiopharma.com. Information about POINT Biopharma Global Inc.’s Phase 3 SPLASH trial for metastatic castrate resistant prostate cancer (mCRPC) patients can be found at https://www.splashtrial.com.

About Bach Biosciences LLC

Bach Biosciences LLC is a mission-driven drug discovery/development company associated with Dr. William Bachovchin's laboratory at Tufts University School of Medicine. Bach Biosciences is making breakthrough discoveries and fostering their advance into therapeutics for patients, on its own or by working in partnership with other life science companies. Bach Biosciences' leadership and development team is highly skilled in the design, synthesis and preclinical characterization of new drug candidates, as well in translational medicine and pharmaceutical development, having had a number of programs move into clinical development and into the marketplace. The company and its founders have established strategic partnerships with contract research organizations, investors, and pharmaceutical partners to support technology development. Dr. Bachovchin is the inventor on 65 issued US patents, including reach-through patents covering the field of DPP-IV inhibitors for treating diabetes, a $10B market, as well as FAP and other post-proline cleaving enzymes of interest to the pharma industry.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing” or the negative of these terms or other comparable terminology, although not all forward-looking statements contain these words. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from the information expressed or implied by these forward-looking statements. Although we believe that we have a reasonable basis for each forward-looking statement contained in this press release, we caution you that these statements are based on a combination of facts and factors currently known by us and our projections of the future, about which we cannot be certain. Forward-looking statements in this press release include, but are not limited to, statements regarding the benefits of the recently completed business combination, as well as statements about the potential attributes and benefits of New POINT’s product candidates and the format and timing of New POINT’s product development activities and clinical trials. We cannot assure you that the forward-looking statements in this press release will prove to be accurate. These forward-looking statements are subject to a number of significant risks and uncertainties that could cause actual results to differ materially from expected results, including, among others, the outcome of any legal proceedings that may be instituted against New POINT following the closing of the business combination, the risk that the business combination disrupts current plans and operations, the ability to recognize the anticipated benefits of the business combination, which may be affected by, among other things, competition, the ability of New POINT to grow and manage growth profitably and retain its key employees, the impact of COVID-19 on New POINT’s business, the ability to maintain the listing of New POINT’s common stock on the NASDAQ, changes in applicable laws or regulations, the possibility that New POINT may be adversely affected by other economic, business, and/or competitive factors, and other risks and uncertainties, including those described in RACA’s definitive proxy statement filed with the SEC on June 9, 2021. Most of these factors are outside of New POINT’s control and are difficult to predict. Furthermore, if the forward-looking statements prove to be inaccurate, the inaccuracy may be material. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by us or any other person that we will achieve our objectives and plans in any specified time frame, or at all. The forward-looking statements in this press release represent our views as of the date of this press release. We anticipate that subsequent events and developments will cause our views to change. However, while we may elect to update these forward-looking statements at some point in the future, we have no current intention of doing so except to the extent required by applicable law. You should, therefore, not rely on these forward-looking statements as representing our views as of any date subsequent to the date of this press release.

Company Contact:

Ari Shomair
media@pointbiopharma.com
(647) 812-2417

Investor Relations Contact:

Alex Lobo

Stern Investor Relations

investors@pointbiopharma.com